7.7

07023405

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aditya Birla Nuvo

*CURRENT ADDRESS

PROCESSED
MAY 1 5 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34979 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/10/07

RECEIVED

ADITYA BIRLA NUVO

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

(Rs Crores)

FINANCIAL RESULTS	Consolidated Financial Results				
	Nine months Ended 31st Dec 2006	Quarter Ended 31st March		Year Ended 31st March	
		2007	2006	2007	2006
Income from Operations	5,841.47	2,592.69	1,796.17	8,434.16	5,163.09
Less: Excise Duty	127.57	48.59	41.13	176.16	156.16
Net Income from Operations	5,713.90	2,544.10	1,755.04	8,258.00	5,006.93
Other Income	43.81	20.21	7.69	64.02	33.32
Total Income	5,757.71	2,564.31	1,762.73	8,322.02	5,040.25
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	(39.20)	(14.64)	(14.34)	(53.84)	(47.30)
Cost of Raw Materials/Traded Goods	1,459.88	502.73	451.37	1,962.61	1,502.56
Staff Cost	820.30	407.97	132.04	1,228.27	434.51
Other Expenditure	1,834.80	827.50	431.00	2,662.30	1,368.69
Change in valuation of liability in respect of life insurance policies in force	847.85	535.70	562.90	1,383.55	1,166.06
Profit Before Interest, Depreciation & Tax	834.08	305.05	199.76	1,139.13	615.73
Interest and Finance Expenses	270.56	115.52	41.68	386.08	117.06
Add: Interest Income	17.11	6.09	5.54	23.20	13.23
Profit Before Depreciation & Tax	580.63	195.62	163.62	776.25	511.90
Depreciation and Amortisation	305.81	116.97	74.74	422.78	224.97
Profit Before Tax and Exceptional Items	274.82	78.65	88.88	353.47	286.93
Gain on sale of Subsidiary	-	2.53	-	2.53	-
VRS Cost	(2.01)	-	(0.98)	(2.01)	(4.04)
Profit After Exceptional Items	272.81	81.18	87.90	353.99	282.89
Less: Provision for Taxation:					
Current Tax	92.20	22.38	32.57	114.58	96.81
Deferred Tax (Net)	5.58	12.45	(4.61)	18.03	(5.51)
Fringe Benefit Tax	6.40	2.86	3.04	9.26	8.19
Provision for Tax for earlier years written back	(9.06)	(21.25)	(5.44)	(30.31)	(5.37)
Net Profit (Before Minority Interest)	177.69	64.74	62.34	242.43	188.77
Less : Minority Interest	(20.56)	(17.78)	(7.31)	(38.34)	(14.90)
Share of Profit/(Loss) of Associates	0.46	-	0.46	0.46	0.37
Net Profit	198.71	82.52	70.11	281.23	204.04
Equity Share Capital/Share Capital Suspense (Face Value of Rs.10 each)	83.50			93.31	83.50
Reserve				3400.20	1,914.83
Basic Earnings Per Share (Rs)	22.94	9.00	7.89	32.00	26.12
Diluted Earnings Per Share (Rs)	22.94	8.99	7.89	31.98	26.11

Contd. from Page 1

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results				
	Nine months Ended 31st Dec 2006	Quarter Ended 31st March 2007	Quarter Ended 31st March 2006	Year Ended 31st March 2007	Year Ended 31st March 2006
Segment Revenue					
Garments	611.45	218.93	158.36	830.38	620.64
Rayon Yarn (Including Caustic & Allied Chemicals)	334.04	107.42	100.45	441.46	385.55
Carbon Black	557.60	181.34	155.41	738.94	564.23
Insulators	155.13	70.17	68.21	225.30	249.19
Other Textiles (Spun Yarn & Fabrics)	466.05	158.95	148.53	625.00	527.69
Fertilizers	580.77	197.71	155.64	778.48	379.39
Financial Services	90.92	45.63	28.22	136.55	70.97
Life Insurance	1,239.77	720.24	703.28	1,960.01	1,575.37
Software	68.73	24.85	25.49	93.58	85.79
BPO	641.68	373.86	43.48	1,015.54	163.30
Telecom	972.73	449.08	170.44	1,421.81	388.32
Others	0.74	0.24	0.24	0.98	0.97
Total Segmental Revenue	5,719.61	2,548.42	1,757.75	8,268.03	5,011.41
Less: Inter Segment Revenue	(5.71)	(4.32)	(2.71)	(10.03)	(4.48)
Net Income from Operations	5,713.90	2,544.10	1,755.04	8,258.00	5,006.93
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	48.07	16.50	9.03	64.57	33.09
Rayon Yarn (Including Caustic & Allied Chemicals)	76.43	12.31	22.28	88.74	64.22
Carbon Black	86.61	29.42	17.98	116.03	75.85
Insulators	22.49	20.31	10.04	42.80	31.21
Other Textiles (Spun Yarn & Fabrics)	40.99	11.14	10.12	52.13	41.44
Fertilizers	69.73	31.16	20.92	100.89	55.55
Financial Services	26.74	6.78	6.96	33.52	22.45
Life Insurance	(70.62)	(64.83)	(27.86)	(135.45)	(57.94)
Software	2.11	2.75	2.17	4.86	3.78
BPO	25.93	7.83	7.12	33.76	28.15
Telecom	175.25	95.81	41.33	271.06	73.10
Others	0.42	0.01	(0.03)	0.43	0.66
Total Segment Result	504.15	169.19	120.06	673.34	371.56
Less: Interest & Finance Expenses (Net)	(228.99)	(91.89)	(30.23)	(320.88)	(87.41)
Add: Net of Unallocable Income/(Expenditure)	(0.34)	1.35	(0.95)	1.01	2.78
Profit Before Tax and Exceptional Items	274.82	78.65	88.88	353.47	286.93
Gain on sale of Subsidiary	-	2.53	-	2.53	-
VRS Cost	(2.01)	-	(0.98)	(2.01)	(4.04)
Profit After Exceptional Items	272.81	81.18	87.90	353.99	282.89
Capital Employed (Segment Assets - Segment Liabilities)	**As on 31st Dec 06**			**As on 31st March 07**	**As on 31st March 06**
Garments	434.08			494.89	346.77
Rayon Yarn (Including Caustic & Allied Chemicals)	434.53			450.54	408.23
Carbon Black	466.33			487.25	409.00
Insulators	164.12			186.10	103.21
Other Textiles (Spun Yarn & Fabrics)	306.33			311.17	232.54
Fertilizers	315.33			400.75	303.35
Financial Services	226.54			146.58	123.89
Life Insurance	223.48			226.96	155.18
Software	24.75			29.13	23.14
BPO	886.56			910.74	72.78
Telecom	1,950.30			2,417.48	916.48
Others	46.15			29.68	29.09
Total Segment Capital Employed	5,478.50			6,091.27	3,123.66
Add: Unallocated Corporate Assets	2,132.41			2,468.55	1,070.52
Total Capital Employed	7,610.91			8,559.82	4,194.18

Contd. from Page 2

ADITYA BIRLA NUVO

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

(Rs Crores)

FINANCIAL RESULTS	Standalone Financial Results				
	Nine months Ended	Quarter Ended 31st March		Year Ended 31st March	
	31st Dec 2006	2007	2006	2007	2006
Income from Operations	2,679.04	898.85	800.52	3,577.89	2,786.39
Less: Excise Duty	118.22	39.20	37.70	157.42	144.34
Net Income from Operations	2,560.82	859.65	762.82	3,420.47	2,642.05
Other Income	33.87	10.64	4.87	44.51	23.44
Total Income	2,594.69	870.29	767.69	3,464.98	2,665.49
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	(40.01)	(5.47)	(15.26)	(45.48)	(47.32)
Cost of Raw Materials/Traded Goods	1,373.51	466.85	428.16	1,840.36	1,447.87
Staff Cost	149.20	44.02	47.47	193.22	164.10
Other Expenditure	652.04	221.05	174.82	873.09	657.45
Profit Before Interest, Depreciation & Tax	459.95	143.84	132.50	603.79	443.39
Interest and Finance Expenses	144.23	51.17	22.50	195.40	68.55
Add: Interest Income	22.13	2.11	5.73	24.24	12.76
Profit Before Depreciation & Tax	337.85	94.78	115.73	432.63	387.60
Depreciation and Amortisation	92.33	27.99	36.36	120.32	111.81
Profit Before Tax and Exceptional Items	245.52	66.79	79.37	312.31	275.79
Gain/(Loss) on Transfer of business	0.20	-	-	0.20	-
VRS Cost	(1.43)	-	(0.98)	(1.43)	(4.04)
Profit After Exceptional Items	244.29	66.79	78.39	311.08	271.75
Less: Provision for Taxation:					
Current Tax	80.93	17.89	30.66	98.82	92.97
Deferred Tax (Net)	7.00	8.16	(4.78)	15.16	(6.91)
Fringe Benefit Tax	2.56	0.83	1.33	3.39	4.25
Provision for Tax for earlier years written back	(8.91)	(22.35)	(5.49)	(31.26)	(5.49)
Net Profit	162.71	62.26	56.67	224.97	186.93
Equity Share Capital/Share Capital Suspense (Face Value of Rs.10 each)	83.50			93.31	83.50
Reserve				3031.24	2124.11
Basic Earnings Per Share (Rs)	18.78	6.79	6.54	25.60	24.48
Diluted Earnings Per Share (Rs)	18.78	6.78	6.54	25.58	24.48
Aggregate of Public Shareholding					
Number of Shares	48,146,913			53,531,369	48,185,506
Percentage of Shareholding	57.66%			57.37%	57.70%

Contd. from Page 3

ADITYA BIRLA NUVO

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

(Rs Crores)

SEGMENT REPORTING	Standalone Financial Results				
	Nine months Ended 31st Dec 2006	Quarter Ended 31st March		Year Ended 31st March	
		2007	2006	2007	2006
Segment Revenue					
Garments	526.53	173.59	158.40	700.12	620.55
Rayon Yarn (Including Caustic & Allied Chemicals)	334.04	107.42	100.45	441.46	385.55
Carbon Black	557.60	181.34	155.41	738.94	564.23
Insulators	74.61	38.20	35.15	112.81	135.89
Other Textiles (Spun Yarn & Fabrics)	466.05	158.95	148.53	625.00	527.69
Fertilizers	580.77	197.71	155.64	778.48	379.39
Financial Services	24.85	2.80	10.80	27.65	31.64
Total Segmental Revenue	2,564.45	860.01	764.38	3,424.46	2,644.94
Less: Inter Segment Revenue	(3.63)	(0.36)	(1.56)	(3.99)	(2.89)
Net Income from Operations	2,560.82	859.65	762.82	3,420.47	2,642.05
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	40.55	17.49	8.92	58.04	32.59
Rayon Yarn (Including Caustic & Allied Chemicals)	76.43	12.31	22.28	88.74	64.22
Carbon Black	86.61	29.42	17.98	116.03	75.85
Insulators	23.88	11.19	8.57	35.07	30.32
Other Textiles (Spun Yarn & Fabrics)	40.99	11.14	10.12	52.13	41.44
Fertilizers	69.73	31.16	20.92	100.89	55.55
Financial Services	7.46	0.30	3.59	7.76	11.38
Total Segment Result	345.65	113.01	92.38	458.66	311.35
Less: Interest & Finance Expenses (Net)	(109.59)	(47.70)	(12.06)	(157.29)	(40.59)
Add: Net of Unallocable Income/(Expenditure)	9.46	1.48	(0.95)	10.94	5.03
Profit Before Tax and Exceptional Items	245.52	66.79	79.37	312.31	275.79
Gain/(Loss) on Transfer of business	0.20	-	-	0.20	-
VRS Cost	(1.43)	-	(0.98)	(1.43)	(4.04)
Profit After Exceptional Items	244.29	66.79	78.39	311.08	271.75
Capital Employed (Segment Assets - Segment Liabilities)	**As on 31st Dec 06**			**As on 31st March 07**	**As on 31st March 06**
Garments	290.03			331.16	307.51
Rayon Yarn (Including Caustic & Allied Chemicals)	434.53			450.54	408.23
Carbon Black	466.33			487.25	409.00
Insulators	22.86			27.47	21.63
Other Textiles (Spun Yarn & Fabrics)	306.33			311.17	232.54
Fertilizers	315.33			400.75	303.35
Financial Services	97.14			15.75	77.14
Total Segment Capital Employed	1,932.55			2,024.09	1,759.40
Add: Unallocated Corporate Assets	3,261.47			3,780.30	1,690.87
Total Capital Employed	5,194.02			5,804.39	3,450.27

Contd. from Page 4

Notes:

1 Pursuant to a Rights Offer dated December 15, 2006 for Issue of 98,26,638 equity shares of Rs 10 each at a premium of Rs 783 per equity share, aggregating to Rs 779.25 crores, 98,00,201 equity shares of Rs 10 each fully paid up were allotted on February 13, 2007. Allotment of the balance 26,437 Equity Shares of Rs 10 each has been kept under abeyance pending receipt of necessary document for establishing title to these shares.

The Company has utilized Rs 400.00 Crs till March 31, 2007 for the purposes disclosed in the Letter of Offer for the Rights Issue and the balance amount (net of issue expenses) has been temporarily invested in short term liquid instruments/securities.

2 On February 28, 2007 Aditya Birla Telecom Limited a wholly owned subsidiary of the Company which holds Bihar Telecom License has been sold to Idea Cellular Ltd. Harwood Garment Private Limited and English Apparels Private Limited ceased to be subsidiary subsequent to their merger with their holding company Crafted Clothing Private Limited, which is a subsidiary of the Company.

During the current year, the Company through one of its subsidiary has floated Peter England Fashions Limited and Madura Garments Lifestyle Retail Company Limited for garment retailing.

3 The Board of Directors had in March 12, 2007 declared an interim dividend of 55% aggregating to Rs 51.32 crores. Together with the Corporate Dividend Tax of Rs 7.20 crores, the total payout was Rs 58.52 crores. The Board at its meeting held on date May 03, 2007 have decided not to recommend any further dividend and to treat the interim dividend as final dividend.

4 IDEA Cellular Limited (IDEA) a Joint Venture of the Company, raised Rs 2500 Crs through IPO including Green Shoe Option of Rs 318.75 crores. Pre-IPO the Company has made additional investment of Rs 225 Crs at Rs 75 per share raising its holding from 35.74% to 36.26% which has Post-IPO come down to 31.78%.

5 The Company has adopted Accounting Standard 15 (Revised) on 'Employee Benefits' issued by the Institute of Chartered Accountants of India which was mandatory from current financial year at the time of adoption. The incremental liabilities (net of taxes) at the beginning of the year, amounting to Rs.19.25 Crs has been adjusted against opening balance of General Reserve as per transitional provision.

6 Due to merger of Indo Gulf Fertilizers Limited and Birla Global Finance Limited from the Appointed Date i.e. September 01, 2005 the results for the full year are not strictly comparable with that of the corresponding year. Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

7 Status of Investor Complaints for the quarter ended March 31, 2007.

	Opening	Received	Redressed	Pending
Related to Rights Issue:	NIL	953	852	101
Other:	NIL	2	2	NIL
Total:	NIL	955	854	101*

* Out of 101 pending complaints, 87 complaints have since been resolved.

8 The above results have been reviewed by the Audit Committee of the Board and taken on record at the meeting of the Board of Directors held on May 03, 2007.

Place: Mumbai
Date: May 03, 2007

Dr. Bharat K. Singh
Managing Director

ADITYA BIRLA NUVO LIMITED
Regd. Office: Indian Rayon Compound, Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

(Rs Crores)

FINANCIAL RESULTS	Consolidated Financial Results				
	Nine months Ended 31st Dec 2006	Quarter Ended 31st March		Year Ended 31st March	
		2007	2006	2007	2006
Income from Operations	5,841.47	2,592.69	1,796.17	8,434.16	5,163.09
Less: Excise Duty	127.57	48.59	41.13	176.16	156.16
Net Income from Operations	**5,713.90**	**2,544.10**	**1,755.04**	**8,258.00**	**5,006.93**
Other Income	43.81	20.21	7.69	64.02	33.32
Total Income	**5,757.71**	**2,564.31**	**1,762.73**	**8,322.02**	**5,040.25**
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	(39.20)	(14.64)	(14.34)	(53.84)	(47.30)
Cost of Raw Materials/Traded Goods	1,459.88	502.73	451.37	1,962.61	1,502.56
Staff Cost	820.30	407.97	132.04	1,228.27	434.51
Other Expenditure	1,834.80	827.50	431.00	2,662.30	1,368.69
Change in valuation of liability in respect of life Insurance policies in force	847.85	535.70	562.90	1,383.55	1,166.06
Profit Before Interest, Depreciation & Tax	**834.08**	**305.05**	**199.76**	**1,139.13**	**615.73**
Interest and Finance Expenses	270.56	115.52	41.68	386.08	117.06
Add: Interest Income	17.11	6.09	5.54	23.20	13.23
Profit Before Depreciation & Tax	**580.63**	**195.62**	**163.62**	**776.25**	**511.90**
Depreciation and Amortisation	305.81	116.97	74.74	422.78	224.97
Profit Before Tax and Exceptional Items	**274.82**	**78.65**	**88.88**	**353.47**	**286.93**
Gain on sale of Subsidiary	-	2.53	-	2.53	
VRS Cost	(2.01)	-	(0.98)	(2.01)	(4.04)
Profit After Exceptional Items	**272.81**	**81.18**	**87.90**	**353.99**	**282.89**
Less: Provision for Taxation:					
Current Tax	92.20	22.38	32.57	114.58	96.81
Deferred Tax (Net)	5.58	12.45	(4.61)	18.03	(5.51)
Fringe Benefit Tax	6.40	2.86	3.04	9.26	8.19
Provision for Tax for earlier years written back	(9.06)	(21.25)	(5.44)	(30.31)	(5.37)
Net Profit (Before Minority Interest)	**177.69**	**64.74**	**62.34**	**242.43**	**188.77**
Less : Minority Interest	(20.56)	(17.78)	(7.31)	(38.34)	(14.90)
Share of Profit/(Loss) of Associates	0.46	-	0.46	0.46	0.37
Net Profit	**198.71**	**82.52**	**70.11**	**281.23**	**204.04**
Equity Share Capital/Share Capital Suspense (Face Value of Rs.10 each)	83.50			93.31	83.50
Reserve				3400.20	1,914.83
Basic Earnings Per Share (Rs)	22.94	9.00	7.89	32.00	26.12
Diluted Earnings Per Share (Rs)	22.94	8.99	7.89	31.98	26.11

Contd. from Page 1

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results				
	Nine months Ended 31st Dec 2006	Quarter Ended 31st March 2007	Quarter Ended 31st March 2006	Year Ended 31st March 2007	Year Ended 31st March 2006
Segment Revenue					
Garments	611.45	218.93	158.36	830.38	620.64
Rayon Yarn (Including Caustic & Allied Chemicals)	334.04	107.42	100.45	441.46	385.55
Carbon Black	557.60	181.34	155.41	738.94	564.23
Insulators	155.13	70.17	68.21	225.30	249.19
Other Textiles (Spun Yarn & Fabrics)	466.05	158.95	148.53	625.00	527.69
Fertilizers	580.77	197.71	155.64	778.48	379.39
Financial Services	90.92	45.63	28.22	136.55	70.97
Life Insurance	1,239.77	720.24	703.28	1,960.01	1,575.37
Software	68.73	24.85	25.49	93.58	85.79
BPO	641.68	373.86	43.48	1,015.54	163.30
Telecom	972.73	449.08	170.44	1,421.81	388.32
Others	0.74	0.24	0.24	0.98	0.97
Total Segmental Revenue	5,719.61	2,548.42	1,757.75	8,268.03	5,011.41
Less: Inter Segment Revenue	(5.71)	(4.32)	(2.71)	(10.03)	(4.48)
Net Income from Operations	**5,713.90**	**2,544.10**	**1,755.04**	**8,258.00**	**5,006.93**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	48.07	16.50	9.03	64.57	33.09
Rayon Yarn (Including Caustic & Allied Chemicals)	76.43	12.31	22.28	88.74	64.22
Carbon Black	86.61	29.42	17.98	116.03	75.85
Insulators	22.49	20.31	10.04	42.80	31.21
Other Textiles (Spun Yarn & Fabrics)	40.99	11.14	10.12	52.13	41.44
Fertilizers	69.73	31.16	20.92	100.89	55.55
Financial Services	26.74	6.78	6.96	33.52	22.45
Life Insurance	(70.62)	(64.83)	(27.86)	(135.45)	(57.94)
Software	2.11	2.75	2.17	4.86	3.78
BPO	25.93	7.83	7.12	33.76	28.15
Telecom	175.25	95.81	41.33	271.06	73.10
Others	0.42	0.01	(0.03)	0.43	0.66
Total Segment Result	**504.15**	**169.19**	**120.06**	**673.34**	**371.56**
Less: Interest & Finance Expenses (Net)	(228.99)	(91.89)	(30.23)	(320.88)	(87.41)
Add: Net of Unallocable Income/(Expenditure)	(0.34)	1.35	(0.95)	1.01	2.78
Profit Before Tax and Exceptional Items	**274.82**	**78.65**	**88.88**	**353.47**	**286.93**
Gain on sale of Subsidiary	-	2.53	-	2.53	
VRS Cost	(2.01)	-	(0.98)	(2.01)	(4.04)
Profit After Exceptional Items	**272.81**	**81.18**	**87.90**	**353.99**	**282.89**
Capital Employed (Segment Assets - Segment Liabilities)	**As on 31st Dec 06**			**As on 31st March 07**	**As on 31st March 06**
Garments	434.08			494.89	346.77
Rayon Yarn (Including Caustic & Allied Chemicals)	434.53			450.54	408.23
Carbon Black	466.33			487.25	409.00
Insulators	164.12			186.10	103.21
Other Textiles (Spun Yarn & Fabrics)	306.33			311.17	232.54
Fertilizers	315.33			400.75	303.35
Financial Services	226.54			146.58	123.89
Life Insurance	223.48			226.96	155.18
Software	24.75			29.13	23.14
BPO	886.56			910.74	72.78
Telecom	1,950.30			2,417.48	916.48
Others	46.15			29.68	29.09
Total Segment Capital Employed	5,478.50			6,091.27	3,123.66
Add: Unallocated Corporate Assets	2,132.41			2,468.55	1,070.52
Total Capital Employed	7,610.91			8,559.82	4,194.18

Contd. from Page 2

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

(Rs Crores)

FINANCIAL RESULTS	Standalone Financial Results				
	Nine months Ended	Quarter Ended 31st March		Year Ended 31st March	
	31st Dec 2006	2007	2006	2007	2006
Income from Operations	2,679.04	898.85	800.52	3,577.89	2,786.39
Less: Excise Duty	118.22	39.20	37.70	157.42	144.34
Net Income from Operations	**2,560.82**	**859.65**	**762.82**	**3,420.47**	**2,642.05**
Other Income	33.87	10.64	4.87	44.51	23.44
Total Income	**2,594.69**	**870.29**	**767.69**	**3,464.98**	**2,665.49**
Total Expenditure:					
Decrease / (Increase) in Stock in Trade	(40.01)	(5.47)	(15.26)	(45.48)	(47.32)
Cost of Raw Materials/Traded Goods	1,373.51	466.85	428.16	1,840.36	1,447.87
Staff Cost	149.20	44.02	47.47	193.22	164.10
Other Expenditure	652.04	221.05	174.82	873.09	657.45
Profit Before Interest, Depreciation & Tax	**459.95**	**143.84**	**132.50**	**603.79**	**443.39**
Interest and Finance Expenses	144.23	51.17	22.50	195.40	68.55
Add: Interest Income	22.13	2.11	5.73	24.24	12.76
Profit Before Depreciation & Tax	**337.85**	**94.78**	**115.73**	**432.63**	**387.60**
Depreciation and Amortisation	92.33	27.99	36.36	120.32	111.81
Profit Before Tax and Exceptional Items	**245.52**	**66.79**	**79.37**	**312.31**	**275.79**
Gain/(Loss) on Transfer of business	0.20	-	-	0.20	-
VRS Cost	(1.43)	-	(0.98)	(1.43)	(4.04)
Profit After Exceptional Items	**244.29**	**66.79**	**78.39**	**311.08**	**271.75**
Less: Provision for Taxation:					
Current Tax	80.93	17.89	30.66	98.82	92.97
Deferred Tax (Net)	7.00	8.16	(4.78)	15.16	(6.91)
Fringe Benefit Tax	2.56	0.83	1.33	3.39	4.25
Provision for Tax for earlier years written back	(8.91)	(22.35)	(5.49)	(31.26)	(5.49)
Net Profit	**162.71**	**62.26**	**56.67**	**224.97**	**186.93**
Equity Share Capital/Share Capital Suspense (Face Value of Rs.10 each)	83.50			93.31	83.50
Reserve				3031.24	2124.11
Basic Earnings Per Share (Rs)	18.78	6.79	6.54	25.60	24.48
Diluted Earnings Per Share (Rs)	18.78	6.78	6.54	25.58	24.48
Aggregate of Public Shareholding					
Number of Shares	48,146,913			53,531,369	48,185,506
Percentage of Shareholding	57.66%			57.37%	57.70%

Contd. from Page 3

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

(Rs Crores)

SEGMENT REPORTING	Standalone Financial Results				
	Nine months Ended 31st Dec 2006	Quarter Ended 31st March		Year Ended 31st March	
		2007	2006	2007	2006
Segment Revenue					
Garments	526.53	173.59	158.40	700.12	620.55
Rayon Yarn (Including Caustic & Allied Chemicals)	334.04	107.42	100.45	441.46	385.55
Carbon Black	557.60	181.34	155.41	738.94	564.23
Insulators	74.61	38.20	35.15	112.81	135.89
Other Textiles (Spun Yarn & Fabrics)	466.05	158.95	148.53	625.00	527.69
Fertilizers	580.77	197.71	155.64	778.48	379.39
Financial Services	24.85	2.80	10.80	27.65	31.64
Total Segmental Revenue	2,564.45	860.01	764.38	3,424.46	2,644.94
Less: Inter Segment Revenue	(3.63)	(0.36)	(1.56)	(3.99)	(2.89)
Net Income from Operations	2,560.82	859.65	762.82	3,420.47	2,642.05
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	40.55	17.49	8.92	58.04	32.59
Rayon Yarn (Including Caustic & Allied Chemicals)	76.43	12.31	22.28	88.74	64.22
Carbon Black	86.61	29.42	17.98	116.03	75.85
Insulators	23.88	11.19	8.57	35.07	30.32
Other Textiles (Spun Yarn & Fabrics)	40.99	11.14	10.12	52.13	41.44
Fertilizers	69.73	31.16	20.92	100.89	55.55
Financial Services	7.46	0.30	3.59	7.76	11.38
Total Segment Result	345.65	113.01	92.38	458.66	311.35
Less: Interest & Finance Expenses (Net)	(109.59)	(47.70)	(12.06)	(157.29)	(40.59)
Add: Net of Unallocable Income/(Expenditure)	9.46	1.48	(0.95)	10.94	5.03
Profit Before Tax and Exceptional Items	245.52	66.79	79.37	312.31	275.79
Gain/(Loss) on Transfer of business	0.20	-	-	0.20	-
VRS Cost	(1.43)	-	(0.98)	(1.43)	(4.04)
Profit After Exceptional Items	244.29	66.79	78.39	311.08	271.75
Capital Employed (Segment Assets - Segment Liabilities)	**As on 31st Dec 06**			**As on 31st March 07**	**As on 31st March 06**
Garments	290.03			331.16	307.51
Rayon Yarn (Including Caustic & Allied Chemicals)	434.53			450.54	408.23
Carbon Black	466.33			487.25	409.00
Insulators	22.86			27.47	21.63
Other Textiles (Spun Yarn & Fabrics)	306.33			311.17	232.54
Fertilizers	315.33			400.75	303.35
Financial Services	97.14			15.75	77.14
Total Segment Capital Employed	1,932.55			2,024.09	1,759.40
Add: Unallocated Corporate Assets	3,261.47			3,780.30	1,690.87
Total Capital Employed	5,194.02			5,804.39	3,450.27

Contd. from Page 4

Notes:

1 Pursuant to a Rights Offer dated December 15, 2006 for Issue of 98,26,638 equity shares of Rs 10 each at a premium of Rs 783 per equity share, aggregating to Rs 779.25 crores, 98,00,201 equity shares of Rs 10 each fully paid up were allotted on February 13, 2007. Allotment of the balance 26,437 Equity Shares of Rs 10 each has been kept under abeyance pending receipt of necessary document for establishing title to these shares.

The Company has utilized Rs 400.00 Crs till March 31, 2007 for the purposes disclosed in the Letter of Offer for the Rights Issue and the balance amount (net of issue expenses) has been temporarily invested in short term liquid instruments/securities.

2 On February 28, 2007 Aditya Birla Telecom Limited a wholly owned subsidiary of the Company which holds Bihar Telecom License has been sold to Idea Cellular Ltd. Harwood Garment Private Limited and English Apparels Private Limited ceased to be subsidiary subsequent to their merger with their holding company Crafted Clothing Private Limited, which is a subsidiary of the Company.

During the current year, the Company through one of its subsidiary has floated Peter England Fashions Limited and Madura Garments Lifestyle Retail Company Limited for garment retailing.

3 The Board of Directors had in March 12, 2007 declared an interim dividend of 55% aggregating to Rs 51.32 crores. Together with the Corporate Dividend Tax of Rs 7.20 crores, the total payout was Rs 58.52 crores. The Board at its meeting held on date May 03, 2007 have decided not to recommend any further dividend and to treat the interim dividend as final dividend.

4 IDEA Cellular Limited (IDEA) a Joint Venture of the Company, raised Rs 2500 Crs through IPO including Green Shoe Option of Rs 318.75 crores. Pre-IPO the Company has made additional investment of Rs 225 Crs at Rs 75 per share raising its holding from 35.74% to 36.26% which has Post-IPO come down to 31.78%.

5 The Company has adopted Accounting Standard 15 (Revised) on 'Employee Benefits' issued by the Institute of Chartered Accountants of India which was mandatory from current financial year at the time of adoption. The incremental liabilities (net of taxes) at the beginning of the year, amounting to Rs.19.25 Crs has been adjusted against opening balance of General Reserve as per transitional provision.

6 Due to merger of Indo Gulf Fertilizers Limited and Birla Global Finance Limited from the Appointed Date i.e. September 01, 2005 the results for the full year are not strictly comparable with that of the corresponding year. Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

7 Status of Investor Complaints for the quarter ended March 31, 2007.

	Opening	Received	Redressed	Pending
Related to Rights Issue:	NIL	953	852	101
Other:	NIL	2	2	NIL
Total:	NIL	955	854	101*

* Out of 101 pending complaints, 87 complaints have since been resolved.

8 The above results have been reviewed by the Audit Committee of the Board and taken on record at the meeting of the Board of Directors held on May 03, 2007.

Place: Mumbai
Date: May 03, 2007

Dr. Bharat K. Singh
Managing Director

ADITYA BIRLA NUVO LIMITED
Regd. Office: Indian Rayon Compound, Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

PRESS RELEASE Mumbai, 3rd May 2007

ADITYA BIRLA NUVO, AN ADITYA BIRLA GROUP COMPANY

REPORTS GOOD PERFORMANCE FOR THE YEAR ENDED MARCH 31, 2007

	4th Quarter	Full Year
Consolidated Net Sales	Rs. 2544.1 Cr	Rs. 8258.0 Cr
Consolidated Net Profit	Rs. 82.5 Cr	Rs. 281.2 Cr

Particulars	Consolidated					
	Quarter ended on 31st March			Full Year ended on 31st March		
	2007	2006	Growth %	2007	2006	Growth %
Net Income from Operations	**2,544.1**	1,755.0	45	**8,258.0**	5,006.9	65
Operating Profit (PBDIT)	**305.0**	199.8	53	**1,139.1**	615.7	85
Profit before Depreciation & Tax	**195.6**	163.6	20	**776.2**	511.9	52
Net Profit (after Minority Interest)	**82.5**	70.1	18	**281.2**	204.1	38
EPS (Rs.)	**9.0**	7.9	14	**32.0**	26.1	23

Aditya Birla Nuvo has posted good performance for the year ended 31st March 2007

Substantial growth in revenues

The company's **consolidated** turnover of Rs. 8258.0 Crores is up by 65% over Rs. 5006.9 Crores achieved in the preceding year. The Company's **stand-alone** turnover at Rs. 3420.5 Crores grew by 29% vis-à-vis Rs. 2642.0 Crores attained in the preceding year.

Revenues from its subsidiaries and joint ventures, where the company has made substantial investments in the past, saw a phenomenal rise of 105%, from Rs. 2364.9 Crores to Rs. 4837.5 Crores. All the businesses are on high growth trajectory.

- **Telecom** business has shown a spectacular growth in revenues from Rs. 2965.5 Crores to Rs. 4366.4 Crores up by 47%, almost doubling the subscriber base. During the year, the Company raised its stake in Idea Cellular from 20.74% to 31.78% (post IPO)
- In **BPO** business revenues have soared to 1015.5 Crores with the acquisition of Minacs on 18th August 2006. In the preceding year revenues stood at Rs. 163.3 Crores.
- **Life Insurance** has reported a total income of Rs. 1960.0 Crores, up by 24 % with an increase in its distribution reach.
- **Garments** business achieved a turnover of Rs. 830.4 Crores vis-à-vis Rs. 620.6 Crores while maintaining its Industry leadership.

Growth in profit across businesses

The Company's consolidated Net Profit of Rs. 281.2 Crores grew by 38% over Rs. 204.1 Crores in the preceding year.

Its Stand-alone net profit at Rs. 225.0 Crores is higher by 20% as against Rs. 186.9 Crores earned preceding year. At the operating level all the businesses have done well. The Company's stand-alone operating profit is up by 36% at Rs. 603.8 Crores. **A major rise in interest cost on account of borrowings for the acquisition of a higher stake in Idea has strained profit numbers, which could have been much higher.**

The contribution of joint ventures and subsidiaries to Net Profit has been at Rs. 56.3 Crores as against Rs. 17.1 Crores preceding year.

- Telecom's Net Profit at Rs. 503.3 Crores vis-a-vis Rs. 211.8 Crores earned preceding year is commendable. The growth in profitability is despite launches in three new circles.
- Life insurance incurred higher losses due to higher spend on augmenting its sales force and opening new branches to regain the market share.
- The BPO business bottom line has been impacted by the interest burden on funding its new acquisition, restructuring and accounting readjustment at Minacs, to bring it at par with Indian accounting standards.
- In the stand alone businesses, Garments and Carbon Black have substantively contributed to the operating profit of the company.

Successful Completion of the Rights Issue

The Company has raised Rs. 777.2 Crores through a rights issue. The equity share capital of the Company has increased from Rs. 83.5 Crores to Rs. 93.3 Crores. The proceeds are / being used for repayment of debt and fresh investments in Idea.

Dividend

The Company had paid an interim dividend of 55% in March 2007 which was treated as the final dividend for the current year as against 50% preceding year. The dividend outgo, including dividend tax, has been at Rs. 58.5 Crores against Rs. 47.6 Crores preceding year.

Standalone Performance

Garments

In branded garments business, fashion brands viz. Louis Philippe, Van Heusen Allen Solly and Espirit saw a healthy growth supported by new launches. The popular brand "Peter England" continued to expand its reach. Innovative merchandise and creative campaigns have resulted in an upsurge in brand equity; further entrenching Madura Garments' leadership status. The division is aggressively expanding its controlled retail space.

Branded Garments business revenues grew, on like to like basis, by 28% to Rs. 670.4 Crores vis-à-vis Rs. 525.7 Crores recorded in the preceding year. Operating Profit, on like to like basis, is up by 33% supported by better channel mix and pricing despite high discount and the dormancy phenomena across the industry.

The contract exports business has been divested into Madura Garment Exports Limited from July 1, 2006. Volumes increased through capacity expansion and revenues grew, on like to like basis, by 58% to Rs. 173.2 Crores. A new facility to manufacture shirts is slated to be completed by August'07, which will give a fillip to the Contract Exports business

Rayon Division

VFY segment recorded sales volumes at 17,039 tonnes against 17,380 tonnes in the preceding year. Aided by a 13% increase in realisation rates, revenues stepped up by 11% to Rs. 288.6 Crores as against Rs. 260.4 Crores in the preceding year.

In Chlor-alkali segment, ECU realisation remained flat but the volumes rose by 18% backed by expanded caustic soda capacity. This resulted in a 22% growth in revenues at 152.8 Crores as against Rs. 125.2 Crores in the preceding year.

Carbon Black Division

Capitalizing on the vibrant auto sector growth Carbon Black Division continues to show a robust performance. Sales volumes stood at 180893 tons, the highest ever recorded in a year. Realisation is up by 27% on account of high CBFS prices and optimized product, market and logistics mix. Revenues at Rs. 738.9 Crores extended by 31% vis-à-vis Rs. 564.2 Crores attained in the preceding year. Operating profits are higher by 43% at Rs.132.2 Cores.

Textiles Division

Textiles Division's revenues have gone up by 18% to Rs. 625.0 Crores as against Rs. 527.7 Crores in the preceding year. Operating Profits increased by 19% at Rs. 67.4 Crores despite downsizing in the Synthetic segment which is being phased out. Linen fabric volumes remained flat. Linen yarn witnessed increase in volumes and the Wool segment outperformed with higher volumes and realizations.

Fertilisers Division

Increased operational efficiencies coupled with the rising demand for urea, aided the Fertiliser division's production and sales to reach highest levels at 10.28 lacs MT and 10.44 lacs MT respectively for the year ended 31st March 2007. Its net turnover stood at Rs. 778.5 Crores, while operating profits have been impressive at Rs. 129.6 Crores. The stringent pricing policy norms announced on 8th March'2007 (with retrospective effect from 1st October 2006) have affected the profits for second half year.

Insulators business has reported revenues of Rs. 289.5 Crores vis-a-vis Rs. 362.5 Crores attained in the preceding year. Revenues have been affected by an illegal strike at the Halol plant for major part of the year. After amicable settlement with the workers in December 2006, the working of the plant is normalised now at improved efficiency, the full benefit of which of will be reflected in financial year 2007-08. The business has reported a higher operating profit at Rs.54.3 Crores as against Rs. 44.0 Crores in the preceding year, supported by improved realizations and a strong demand for Insulators.

Other Joint Ventures and Subsidiaries

In telecom business, **IDEA Cellular's** subscriber base at 14.01 million doubled over preceding year, recording an 8.63% market share. Revenues for the year showed an impressive jump of 47% at Rs. 4366.4 Crores. The Company posted a healthy rise in profits despite the gestation period for the three newly rolled out circles putting pressure on EBITDA margins. Idea strengthened its balance sheet by raising Rs. 2819 Crores through an IPO & Pre- IPO placement. Post IPO, Nuvo's share in Idea has diluted to 31.78%. The Mumbai and Bihar circles are expected to be operational by Januray'08.

In Life Insurance business at **Birla Sun Life Insurance,** the total premium income grew by 41% to Rs. 1735.2 Crores. The Individual business annualised premium grew by 41% at Rs. 1575.0 Crores. The Company is focusing on expanding its distribution reach; today it has 137 branches as against 85 in the preceding year and the direct sales force has increased to 56603 from 17986 in preceding year. As a result of these long-term investments, Net loss has increased to Rs. 139.7 Crores from Rs. 61.1 Crores in the preceding year.

In the Asset Management business at **Birla Sun Asset Management Company**, Assets Under Management (AUM) stood at Rs. 20849 Crores with 5.8% market share. Business reported revenues at Rs. 81.9 Crores and net profits at Rs. 14.3 Crores.

In BPO business, at **TransWorks,** revenues rose by 21% to Rs. 197.2 Crores supported by the improved share of non-voice business. **Minacs** reported revenues at Rs. 818.4 Crores for the period from18th August 2006, the date of its acquisition to 31st March 2007. The Profits of Minacs have been affected by unusual items like one time restructuring cost and accounting readjustment expenses. In Philippines, Manila centre went live in March 2007.

On a combined basis the BPO business has 21 delivery centres in 7 countries across 3 continents. With global client base including 15 Fortune 500 companies; the business supports customers in 30 different languages. It has over 11000 employees worldwide. The BPO business now has a global delivery model with integrated management and marketing structure.

In software business at **PSI Data Systems,** Revenues stood at Rs. 93.6 Crores with a positive bottom line. The Company has ramped up its sales team and net staff strength is up from 573 to 684 during the year. The Company has added 20 marquee clients while focusing on core verticals viz. Corporate

Banking & High Tech.

Merger of Aditya Birla Insulators Limited

The Board of Directors of the Company, at its meeting held on 3rd May, 2007, have approved, subject to requisite approvals, merger of Aditya Birla Insulators Limited (ABIL), a wholly owned subsidiary of the Company, with the Company with effect from 1st April, 2007 through a Scheme of Amalgamation (Scheme), u/s 391 to 394 of the Companies Act, 1956. On the Scheme coming into effect, the business of ABIL will be transferred to the Company on going concern basis.

Growth Initiatives

- **Madura Garment** will aggressively pursue retailing of Lifestyle and Popular brands by expanding its reach with bigger size stores besides creating specialized outlets.
- **Carbon Black's** brown-field expansion of 60,000 TPA is targeted by the end of June 07. Land acquisition for 1,20,000 TPA green-field project in Western India is being accelerated.
- **Fertilisers** will focus on de-bottlenecking to increase capacity
- **Textiles** will increase its capacity in linen fabrics and flax yarns.
- **Insulator** is expanding its capacity and investing for yield improvement
- **Birla Sun Life insurance's** emphasis is on regaining its market position of being amongst the top three, increasing the branch network, strengthening its agency force and launching contemporary products.
- **AMC and Distribution** have aggressive branch opening plans as well.
- The **BPO business** is working on a global delivery model with an additional share of KPO business.
- **Telecom** will strengthen and expand its network in existing circles and better its reach through a roll out in Mumbai and Bihar circles. Plans for acquiring licences in the remaining circles are underway. National Long Distance roll out is being worked upon.

Investments in various businesses are happening in their growth phases which seem to be coinciding. Aditya Birla Nuvo is very optimistic about coping with the challenges of strategic and growth initiatives and stretching out in the short term.


Performance Review
FY 2006-07
Investors Presentation
ADITYA BIRLA NUVO
ADITYA BIRLA GROUP
Mumbai, 3rd May 2007

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Contents

- Strategic Highlights
- Business-wise Performance
- Financial Performance
- Business Outlook and Strategy

Strategic Highlights

- **Capital infusion of Rs. 777 Cr. through rights issue**
  - Equity share capital increased from Rs. 83.5 Cr to Rs. 93.3 Cr
  - Proceeds being used for repaying debt for Idea acquisition and fresh investment in Idea
- **BPO – Global delivery Model**
  - Integrated management structure and joint go to market launched successfully
  - In the process of achieving globally integrated technology / network architecture
  - New centre in Philippines went live in March'07
- **Idea – A growth story**
  - Idea strengthened its balance sheet by raising Rs. 2819 Cr through IPO & Pre-IPO placement
  - Nuvo's stake in Idea came down to 31.78% after IPO
  - Aggressive Capex planned for both capacity and coverage
  - Roll out of services in Mumbai & Bihar expected by January'08
  - Licenses for remaining circles being pursued

Strategic Highlights

Cont...

ADITYA BIRLA NUVO

- **Life Insurance - Aggressive approach to expand distribution reach**
  - Direct sales force increased to 57K from 18K in FY2006
  - Branches increased to 137 from 85 in FY2006
  - Position marginally improved in last quarter
- **Madura Garments – Retail expansion viewed as crux in the industry**
  - Thrust on expanding controlled retail space for own brands through EBOs
  - For accelerated & focused growth in garment retail sector, creating SPVs with underlined vision & strategy–
    - *Fashion Brands to enter pure play in Men's Lifestyle brand retailing*
    - *Large format stores offering affordable Peter England "Mega Retail brand" experience*
- **Carbon Black**
  - Brownfield expansion by 60,000 MT targeted in June-07
  - Accelerating Greenfield expansion by 120,000 MT in Western India
    - *Major part of land acquisition complete and environmental clearance under progress*

Strategic Highlights

Cont...

ADITYA BIRLA NUVO

Rayon

- Caustic soda capacity increased in Jan'07 by 25 TPD to 225 TPD
- 18 MW power plant commissioned in Sep'06, now stabilised.

Fertilisers

- New fertiliser policy announced on 8th March'07 (w.e.f. 1st October 2006)
  - *Lower subsidy & stringent energy consumption norms*
  - *Benefit to accrue from separate reimbursement of transportation cost on Natural Gas*

Textiles

- Continuous focus on Linen Fabric retail business.
- Capacity expansion in Linen Spinning progressing well.
- Downsizing of Synthetic operations commenced, to be completed in FY 08.

Insulators

- JV with NGK terminated & company became Nuvo's subsidiary - to be merged in Nuvo
- Plant operations at Halol being stabilised with new productivity norms

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business Performance – Value Businesses

Business	Growth	
	Revenue	PBIT
Rayon		
Yearly	↑ 15%	↑ 38%
Quarterly	↑ 7%	↓ 45%

Highlights

- **VFY revenue up by 11%**
  - Volumes remained flat (Exports up by 20%)
  - Realisation improved by 13%
- **Chlor-alkali segment's revenue up by 22%**
  - Volumes up by 18% on the back of expanded capacity
  - Realisation were flat due to poor chlorine realisation
- **Caustic Soda capacity increased by 65 TPD**
- **Divisional revenue up by 15%**
- **18 MW Captive power plant set up in Sep'06**
  - Savings in power cost
- **Thus, operating profit (PBDIT) at Rs.119.7 Cr. jumped up by 33%**

Business Performance – Value Businesses

ADITYA BIRLA NUVO

Business	Growth – Revenue	Growth – PBIT	Highlights

Carbon Black			• **Highest ever revenue (Rs. 739 Cr.) & profit achieved**
			• **Operating margin improved in volatile CBFS scenario**
			  ➡ Optimised market & logistics mix
			  ➡ Product mix linked to productivity & contribution
			• **Capacity expansion of 60K MT targeted by June'07**

Yearly	31%	53%	
Quarterly	17%	64%	

Fertilisers			• **Higher volumes & rise in input prices reflected in higher revenue of Rs. 778.5 Cr.**
			• **Operating profit sustained**
			  ➡ Despite higher energy consumption & negative impact of new fertiliser policy
			  ➡ CDM credit Rs. 7 Cr. **Globally first unit in fertiliser industry to receive CDM credit**

Yearly	20%	15%	
Quarterly	27%	49%	

Business Performance – Value Businesses

ADITYA BIRLA NUVO

Business	Growth – Revenue	Growth – PBIT	Highlights
Textiles			• Linen yarn witnessed increase in volumes • Marginal growth in Linen Fabric volume • Wool segment outperformed with higher volumes and better product mix • Business posted higher revenue & profit despite planned downsizing in Synthetic segment
Yearly	↑ 18%	↑ 26%	
Quarterly	↑ 8%	↑ 10%	
Insulators			• Lower volumes in Halol plant due to labour unrest ➡ After settlement, new productivity norms are in place • Overall, higher realisation fetched higher profit • Exit of NGK is complete and manufacturing business is back on profitability • Plant is being expanded & upgraded to meet the demand of booming power sector
Yearly	↓ 20%	↑ 32%	
Quarterly	↓ 31%	↑ 77%	

Business Performance – Growth Businesses

ADITYA BIRLA NUVO

Business	Growth		Highlights
	Revenue	PBIT	
Branded Garments Yearly	28%	52%	• **Revenue at Rs. 670.4 Cr. grew by 28%** • **Fashion Brands grew at 28% in revenue** ➡ Brand momentum leveraged by launching sub-brands & focus on own retail outlets • **Peter England achieved sustainable growth**
Quarterly	38%	103%	• **Operating profit up by 33%** ➡ Loss making SF jeans to be discontinued from FY'08 • **Thrust on expanding retail space – Explosive growth in sector has led retail space a scarce commodity** ➡ Controlled Retail space 3.1 Lacs Sq. Ft. ➡ Locked additional 2.5 Lacs Sq. Ft.

Business Performance – Growth Businesses

ADITYA BIRLA NUVO
ADITYA BIRLA GROUP

Business	Growth		Highlights
	Revenue	PBIT	
Contract Exports			• Volumes increased through capacity expansion • PBIT turned around from Rs (3.14) Cr to Rs 5.19 Cr • FSP business initiated in UK & India ➡ To open soon in US • 14 new customers added in Europe & US • Greenfield shirts & knits expansion by August'07
Yearly	↑ 58%	↑	
Quarterly	↑ 12%	↓	

Business Performance – Growth Businesses

ADITYA BIRLA NUVO

Business	Growth		Highlights
	Revenue	PAT	
Telecom			• **End subscriber base at 14 Mn almost doubled than last year summing up to 8.6% market share** ➡ Cell sites increased to 10311 covering 4432 towns • **EBITDA at 34% vis-à-vis 37% in FY 2005-06** ➡ Gestating 3 circles impacted EBITDA percentage ➡ Increased capex put pressure on opex ➡ However, impact of lower rate per unit neutralised by operating efficiencies • **Roll out of NLD operation will strengthen margins** • **Roll out of services in Mumbai & Bihar circles expected by January'08** • **Licenses for remaining circles being pursued** • **Aggressive Capex planned for both capacity and coverage** • **Eyeing benefits from comprehensive IT outsourcing deal with IBM**
Yearly	↑ 47%	↑ 138%	
Quarterly	↑ 59%	↑ 66%	

Business Performance – Growth Businesses

ADITYA BIRLA NUVO

Business	Growth		Highlights
	Revenue	PAT	
BPO – TransWorks			• **Revenue up by 21% supported by improved 33% share of Non-Voice business** • **10 new clients added during the year** ➧ Fortune 500 clients increased to 7 ➧ Amongst Top 100 IT innovators in list of NASSCOM • **Interest cost on funds borrowed for acquisition of Minacs impacted profitability**
Yearly	↑ 21%	↓ 44%	
Quarterly	↑ 15%	↓ 14%	
BPO-Minacs			• **Revenue up by 18%. Added 6 new clients in FY07** • **Profitability impacted** ➧ Higher training, ramp up & debt restructuring costs ➧ Amortisation of deferred expenses as per Indian GAAP • **Q4 FY07 showed sign of improvement**
Yearly	↑ 18%	↓	
Quarterly	↑ 5%	↓	

Business Performance – Growth Businesses

ADITYA BIRLA NUVO

Business	Growth – Revenue	Growth – PAT	Highlights
Life Insurance			• **New business premium grew by 25%** • **Significant steps taken to expand distribution reach** ➧ Number of branches and advisors increased to 137 and 57K respectively ➧ Two new products launched in March'07 ◆ *Supreme Life & Children's Dream Plan* • **Resulting high operating costs impacted profitability**
Yearly	↑ 24%	↓	
Quarterly	↑ 2%	↓	
Asset Management			• **AUM stood at 20849 Cr. with 5.8 % market share** • **Profitability under pressure** ➧ Higher proportion of low margin liquid funds in AUM ➧ Higher marketing expenses on equity-oriented NFOs
Yearly	↑ 15%	↓ 22%	
Quarterly	↑ 39%	↓	

Business Performance – Growth Businesses

Business	Growth		Highlights
	Revenue	PAT	
Other Financial Services			Collateral finance continued to maintain leadership position Increase funding exposure to SME purchasers of Group manufacturing units with credit insurance Distribution business's AUM increased to Rs. 4953 Cr with 27% share of equity Insurance advisory business focusing on Non Group business
Yearly	↑ [illegible]	↑ [illegible]	
Quarterly	↑ [illegible]	↑ [illegible]	
IT Services			Revenue grew at a slow pace of 9% Ratio of high margin offshore business improved to 50% from 40% in last year Acquisition of 20 marquee clients during the year Sales team ramped up
Yearly	↑ 9%	↑ 13%	
Quarterly	↓ 2%	↑ 28%	

Financial Performance

Performance Highlights – Revenue

ADITYA BIRLA NUVO

Rs. Cr.

Consolidated



65%
8,258
7,937
5,007
45%
2,544
1,755
4th Quarter
Full year
FY 2006
FY 2007

Standalone



29%
3,420
2,642
3,124
13%
860
763
4th Quarter
Full year
FY 2006
FY 2007

Denotes revenue from Indo Gulf and Birla Global from April 1, 2006 to August 31, 2006

Segmental Revenue - Consolidated

Rs. Cr.

Growth (Qtr)	4th Quarter Actual 2006-07	4th Quarter Actual 2005-06	Revenue		Full Year Actual 2006-07	Full Year Actual 2005-06	Growth (Full Year)
13%	**859.7**	**762.8**	**Aditya Birla Nuvo**		**3,420.5**	**2,642.0**	29%
	449.1	170.4	Telecom	Nuvo's Share	1,421.8	388.3	
60%	*1308.4*	*821.9*		*Total*	*4366.4*	*2965.5*	47%
	373.9	43.5	BPO (Transworks & Minacs*)		1,015.5	163.3	
2%	720.2	703.3	Life Insurance		1,960.0	1,575.4	24%
	12.3	8.8	Asset Management	Nuvo's Share	41.0	21.7	
	24.6	*17.7*		*Total*	*81.9*	*43.5*	
	24.9	25.5	IT Services		93.6	85.8	
	68.5	33.1	Insulator Mfg. #	Nuvo's Share	154.5	113.3	
	68.5	*66.1*		*Total*	*218.7*	*226.6*	
	89.8	17.5	Others		262.6	33.9	
	54.3	9.8	Less: Inter Co. Elimination		111.5	16.9	
70%	**1,684.4**	**992.2**	**Nuvo's Share in JVs/Subs**		**4,837.5**	**2,364.9**	105%
45%	**2,544.1**	**1,755.0**	**Nuvo Consolidated**		**8,258.0**	**5,006.9**	65%

** Includes Minacs financials from August 18, 2006*
 # Insulator manufacturing became subsidiary w.e.f Dec 1, 2006

Segmental Revenue – Standalone

Rs. Cr.

Growth	4th Quarter Actual 2006-07	4th Quarter Actual 2005-06	Revenue	Full Year Actual 2006-07	Full Year Actual 2005-06	Growth
38%	173.6	125.4	Garments - Branded	670.4	525.7	28%
	-	33.0	Garments - CE	29.7	94.9	
7%	107.4	100.5	Rayon	441.5	385.6	15%
17%	181.3	155.4	Carbon Black	738.9	564.2	31%
	197.7	155.6	Fertilisers	778.5	379.4	
8%	158.6	147.0	Textiles	621.0	524.8	18%
9%	38.2	35.1	Insulators	112.8	135.9	17%
	2.8	10.8	Financial Services	27.7	31.6	
13%	**859.7**	**762.8**	**Total**	**3,420.5**	**2,642.0**	29%

Note: Indo Gulf and Birla Global merged with Nuvo w.e.f September 1, 2005
Garments' Contract export business has been divested w.e.f July 1, 2006

Revenue Composition – Standalone

FY 2007


Textiles 18.2%
Insulator 3.3%
Financial Services 0.8%
Garments 20.5%
Fertilisers 22.8%
Black 21.6%
Rayon 12.9%

FY 2006


Textiles 19.9%
Insulator 5.1%
Financial Services 1.2%
Garments 23.5%
Fertilisers 14.4%
21.4%
Rayon 14.6%

Revenue Composition – Consolidated

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FY 2007



Financial Services 2%
IT Services 1%
Others 0%
Rayon 5%
Carbon Black 9%
Fertilisers 9%
Textiles 8%
Insulators 3%
Garments 10%
Telecom 17%
BPO 12%
Life Insurance 24%

Growth Businesses 66%

Value Businesses 34%

FY 2006



Financial Services 1%
IT Services 2%
Others 0%
Rayon 8%
Carbon Black 11%
Fertilisers 8%
Textiles 10%
Insulators 5%
Garments 12%
Telecom 8%
BPO 3%
Life Insurance 32%

Growth Businesses 58%

Value Businesses 42%

Net Profit

Rs. Cr.

Consolidated



70.1
82.5
18%
204.1
281.2
38%
4th Quarter
Full Year
FY 2006 FY 2007

Standalone



56.7
62.3
10%
186.9
225.0
20%
4th Quarter
Full Year
FY 2006 FY 2007

Segmental Net Profit – Consolidated

Rs. Cr.

Q4 Growth	4th Quarter Actual 2006-07	4th Quarter Actual 2005-06	Net Profit		Full Year Actual 2006-07	Full Year Actual 2005-06	FY Growth
10%	**62.3**	**56.7**	**Nuvo Standalone**		**225.0**	**186.9**	20%
66%	66.0	24.2	Telecom	Nuvo's Share	164.9	31.8	138%
	193.4	*116.7*		*Total*	*503.3*	*211.8*	
	(7.2)	6.7	BPO (Transworks & Minacs*)		**(17.5)**	26.5	
	(66.0)	**(29.0)**	Life Insurance		**(139.7)**	**(61.1)**	
	(0.2)	1.4	Asset Management	Nuvo's Share	7.1	4.7	
	(0.5)	*2.8*		*Total*	*14.3*	*9.4*	
	2.0	1.5	IT Services		1.5	1.3	
	6.9	0.6	Insulators Mfg#	Nuvo's Share	3.5	**(1.8)**	
	6.9	*1.3*		*Total*	*1.1*	**(3.6)**	
	(1.4)	0.7	Others		5.7	3.0	
	(20.2)	**(7.3)**	Less: Inter Co. Elimination / M		**(30.7)**	**(12.7)**	
	20.3	**13.4**	**Nuvo's Share in JVs/Subs**		**56.3**	**17.1**	
18%	**82.5**	**70.1**	**Nuvo Consolidated**		**281.2**	**204.1**	38%

** Includes Minacs financials from August 18, 2006*

 # Insulator manufacturing became subsidiary w.e.f Dec 1, 2006

ADITYA BIRLA GROUP

RECEIVED
2007 MAY -7 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 3, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub : Board Meeting – 3rd May, 2007

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 09.04.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encls : a/a.

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA GROUP

FILE NO : 82-34979

May 3, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Sub: Board Meeting - 3rd May, 2007

This is to inform you that the Board of Directors of Aditya Birla Nuvo Limited at its meeting held today, the 3rd May, 2007, have inter alia:

1. Approved the Audited Annual Accounts of the Company for the year ended 31st March, 2007.

2. Decided to treat the Interim Dividend declared at the meeting of Board of Directors held on March 12, 2007 of Rs. 5.50/- per equity share for the year 2006-07, as the final dividend for the year ended March 31, 2007.

3. Approved subject to requisite approvals, the amalgamation of Aditya Birla Insulators Limited ("ABIL") with the Company in terms of Scheme of Amalgamation under section 391 – 394 of the Companies Act 1956 which will take effect from the appointed date i.e. April 1, 2007 ("the Appointed Date").

Copies of the Financial Results, Presentation and Press Release, which are being released today, are enclosed herewith.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA GROUP

FILE NO : 82-34979

May 3, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

This is to inform you that the Board of Directors of Aditya Birla Nuvo Limited at its meeting held on 3rd May, 2007 at Mumbai have inter alia, approved the Annual Accounts of the Company for the year ended 31st March, 2007. The financial results are as under:-

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company: **Aditya Birla Nuvo Limited**
Regd. Office: Indian Rayon Compound,
Veraval – 362 266, Gujarat

For the year ended 31st March, 2007

(Rs. in Crores)

		Year ended 31.03.07	Previous Year Ended 31.03.2006(*)
1.	Total Turnover and other Receipts	3464.98	2665.49
2.	Gross Profit:	603.79	443.39
	413.46		
	(before deducting any of the following)		
	a) Interest	171.16	55.79
	b) Depreciation / amortisation	120.32	111.81
	c) Provision for Tax	86.11	84.82
	d) Extraordinary Item	1.23	4.04
3.	Net Profit	224.97	186.93

4.	Amounts appropriated from		
	a) Debenture Redemption Reserve	-	25.00
	b) Investment Allowance Reserve	-	-
	c) Amount transferred on amalgamation of IGFL		262.57
5.	Appropriation Less: Transferred to:		
	i) General Reserve	150.00	750.00
	ii) Investment Reserve	-	-
	iii) Debenture Redemption Reserve	-	-
6.	a) Proposed*/Interim Dividend	51.32	41.75*
	b) Corporate Dividend Tax	7.20	5.86
7.	Balance carried forward	16.90	0.45
8.	Paid-up Equity Capital including Capital Suspense	93.31	83.50
9.	Reserve Except Revaluation Reserve	3031.24	2124.11
10.	Particulars of proposed Right / Convertible Debenture issue	None	None

(*) Previous Year's / period's figures are regrouped / rearranged wherever necessary.

This is for your kind information.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

END